August 17, 2005
Ms. Linda Van Doorn
Senior Assistant Chief Accountant
United States Securities and
Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549
RE: CRT Properties, Inc.
File No. 1-09997
Securities and Exchange Commission
Correspondence dated August 4, 2005
Dear Ms. Van Doorn:
This letter acknowledges receipt of your correspondence dated August 4, 2005 regarding the Securities and Exchange Commission (“the Commission”) staff comments resulting from a review of the CRT Properties, Inc. (“the Company”) financial statements, management’s discussion and analysis, and other financial information contained in the Form 10-K for the year ended December 31, 2004 (“Form 10-K”) and Form 10-Q for the quarter ended March 31, 2005 (“Form 10-Q”), respectively. The Company’s responses to these staff comments follow.
Form 10-K for Fiscal Year ended December 31, 2004
Note 1—Summary of Significant Accounting Policies and Estimates, page 43 Cost of Real Estate Acquired, page 45
Comment No. 1—We note you present the amounts allocated to above or below market leases on a net basis in other assets on the balance sheet. Please tell us the amounts assigned to the above and below market leases and explain to us why these amounts are not presented separately on the balance sheet. Refer to Fin 39.
As of December 31, 2004, the Company had above and below market leases valued at $613,000 and $3,840,000, respectively. These amounts were 0.05% and 0.3% of the Company’s total assets, respectively. These amounts were 1.1% and 7.1% of the Company’s other assets, respectively. After analyzing the materiality of these leases and the usefulness to investors of incremental disclosure, the Company concluded it was not necessary to present these amounts separately on its balance sheet.

225 N.E. Mizner Boulevard, Suite 200  |  Boca Raton, Florida 33432  |  Telephone: 561 395-9666  |  Fax: 561 394-7712
www.crtproperties.com  |  NYSE: CRO

Ms. Linda Van Doorn
United States Securities and
Exchange Commission
Division of Corporation Finance
August 17, 2005

Comment No. 2—You state that above and below market leases are amortized to rental income over the average remaining term of the respective leases. Tell us if any below market leases contain fixed rate renewals and if so, clarify why the below market leases value is not amortized over the remaining leases term plus the fixed rate renewal periods.
As of December 31, 2004, the Company had not acquired any below market leases with fixed rate renewals.
Note 2—Transactions with Related Parties, page 50
Comment No. 3—Please tell us how you accounted for the shares purchased by the related parties for non-recourse and limited recourse noted and the amount of expense that was recognized. Clarify whether you accounted for these issuances under variable plan accounting and if not, tell us the basis for that determination.
The Company accounted for non-recourse loans to its Chief Executive Officer and former Chief Financial Officer (“the Officers”) as contra-equity balances labeled “Notes receivable from stock sales to related parties.” These were the only loans to related parties to finance the purchase of Company stock and have been repaid in full.
In 2000, the Company evaluated these two loans to determine whether they were made under a program that should be accounted for as a variable plan. As part of its evaluation, the Company considered the guidance provided in APB No. 25, FIN No. 44, and EITF No. 95-16 (particularly paragraphs 2 and 4). The Company determined that there was no variable plan and, therefore, no expense was recognized for these loans due primarily to the following:
1.	The Officers purchased the shares in question at market prices;

2.	The Officers paid the Company interest (subject to recourse provisions) at a market rate (LIBOR plus 150 basis points); and

3.	The loans in question were an original, established provision of the compensatory arrangements put in place with the Officers.
Additionally, the Officers repaid their respective loan balances in full, including interest, prior to December 31, 2004.

Ms. Linda Van Doorn
United States Securities and
Exchange Commission
Division of Corporation Finance
August 17, 2005

In addition to the Company’s responses above, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K and Form 10-Q (“the filings”), that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours truly,
CRT PROPERTIES, INC.
/s/ Terence D. McNally
Terence D. McNally
Senior Vice President and
  Chief Financial Officer
cc:  Mr. Thomas Flinn, Staff Accountant